UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934


                         For the Month of May, 2000


                            Koor Industries Ltd.
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              (Translation of registrant's name into English)

                   21 Ha'arba'ah, Tel-Aviv, 64739, Israel
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                  (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               FORM 20-F    X                FORM 40-F
                         -------                        -------
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
               YES                           NO     X
                    -------                      -------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.



                             /s/ Shlomo Heller
                             -----------------------------------------------
Date:  May 30, 2000          By:     Shlomo Heller
                             Title:  General Counsel and Corporate Secretary





DESCRIPTION                                                           EXHIBIT


A.    Translation from Hebrew to English of an Immediate
Report (the "Report"), which was served on the Israeli                   A
Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the
Registrar of Companies, on May 24, 2000, regarding the director who ceased to service in his office.

B.    Translation from Hebrew to English of an Immediate
Report (the "Report"), which was served on the Israeli                   B
Securities Authority, The Tel-Aviv Stock Exchange Ltd. and the
Registrar of Companies, on May 24, 2000, regarding the Annual
General Meeting and Interim Dividend.